We look forward to seeing you soon!
To schedule your appointment,
call (978)-534-0101
or
visit us online at
CompassionMassage.com

Cathrine
Compassion Massage
THERAPEUTIC CLINIC

Compassion Massage

HOW WE INTEND TO MAKE MONEY

Compassion Massage generates revenue through the sale of massage therapy sessions. We provide 30, 60, 75, 90, and 120 minute massage sessions for our clients. Our rates are determined by session length and not determined by the type of massage the client receives. Deep tissue, oncology, prenatal, as examples, are the same rate per session length. We excel at customizing a client's session to his or her unique needs. We also sell products to enhance our client's self care, but these products are not a primary source of revenue.

To increase the options of alternative healthcare we provide, we will be allocating space in our second location for either a chiropractor physician or acupuncturist. Additionally, we will add hydrotherapy to our list of services by including either a hydrotherapy tub system or a float tank. Our goal is to create a comprehensive alternative care center that gives our clients a variety of therapy options that fit their needs.

WHY WE ARE RAISING CAPITAL, AND WHAT WE'LL DO WITH IT

We believe in our brand and see that our employees and clients find value in our established business model. We are eager to help more people find well-being through therapeutic massage while promoting the advancement of the massage therapy career field.

As we have learned through opening our first location, a service oriented business takes time to develop before revenue reaches full potential.



SECOND LOCATION SELECTION

For the next location, we are currently in discussion with a commercial real estate broker for properties situated in a higher density area off the major Interstate 495 loop. The three potential towns chosen are Littleton, Westford, and Chelmsford, all located approximately 30 miles northwest from Boston, MA. These towns are located on major roadways and are conveniently located next to an exit of the Interstate 495 Highway. These areas will help provide ample traffic volume for increased profile visibility. Also, these towns are connected to each other via the heavily traveled Rte. 110, a southwest-northeast state highway in MA.

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TEAM



CATHRINE THIBAULT



JUSTIN THIBAULT